

Mail Stop 3720

October 9, 2009

By U.S. Mail

Lester G. Manalo
President, Treasurer, and Director
Adtomize Inc.
8th Floor
200 South Virginia St.
Reno, NV 89501

> **RE:** **Adtomize Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed July 1, 2009**
> **File No. 333-150775**

Dear Mr. Manalo:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We note that you indicate on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. However, no Exchange Act registration statement has ever been filed. Therefore, please revise your amended Form 10-K cover page as appropriate.

Part I

Forward Looking Statements, page 3

2.   We note the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. It does not appear that you are eligible to rely upon the safe harbor for forward looking statements because you are an issuer of penny stock. Therefore, please amend your Form 10-K to remove such references.

Item 1. Business

3.   Please amend your Form 10-K to include a more thorough discussion of recent developments in your business operations and the current status of your "Global Advertising Gateway system." In this regard, we note that your business section disclosure has remained virtually unchanged from the disclosure contained in your Form S-1 (333-150775), filed May 9, 2008. Your discussion should describe the development of your business since your inception.

Overview, page 3

4.   In the third sentence of the second paragraph of this section, you state that you have not commenced operations "other than in connection with this offering[.]" Please revise here and elsewhere (e.g., risk factors 2 and 4 on page 11) to remove this "offering" reference, as your disclosure is not being used in connection with a registration statement under the Securities Act of 1933.

Item 7. Management's Discussion and Analysis…, page 15

5.   Expand the MD&A to include a reasonably detailed and quantified discussion of management's viable plan of operation which, if successful, would cure the "going concern" qualification cited in the Form 10-K financial statement fairness opinion of your certifying accountants.

Overview, page 16

6.   You state in the first paragraph of this section that you do not anticipate generating significant revenues until you can deploy "a website capable of accepting books in a number of different electronic formats, of creating an online inventory of titles, and of offering these e-books for sale in downloadable fashion." As this description of your business differs from your business description in your Item 1 "Business" section, please explain this discrepancy. Revise as appropriate.

Item 9A. Controls and Procedures, page 31

7.   Please amend your Form 10-K to disclose the conclusions of the company's principal executive and principal financial officers or persons performing similar functions, regarding the effectiveness of the company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

8.   Please amend your Form 10-K to include all of the information required by Item 407(c)(3) of Regulation S-K, pertaining to a nominating committee.

Item 11. Executive Compensation, page 34

9.   While we note that your officers did not receive compensation during 2008 and 2009, please revise your Summary Compensation Table so that its format is consistent with the current requirements of Item 402 of Regulation S-K. In this regard, we note that your current format does not reflect the 2006 amendments to Item 402.

Item 13. Certain Relationships and Related Transactions…, page 35

10.   Please revise to disclose the name of the stockholder to whom the company is indebted, as well as the largest aggregate amount of principal outstanding during the period for which for which disclosure is provided. Refer to Item 404(a) of Regulation S-K.

Signatures, page 37

11.   You state that Lester G. Manalo is signing in the capacity of "President, Treasurer, Secretary, and Director." (Emphasis added.) However, you list Ronald A.T. Lopez as your Secretary on page 33. Please revise as appropriate. Also, if true, revise to identify that Mr. Manalo is signing on behalf of the company in the capacities of Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer. Refer to General Instruction D.2. of Form 10-K.

12.   Please note that General Instruction D.2. of Form 10-K requires that your report be signed "by at least the majority of the board of directors." However, your Form 10-K is only signed by 50% of your board of directors, which is less than a majority. Therefore, in your amended filing, please request that your other director, Mr. Lopez, sign the report.

*   *   *   *

Please respond to these comments within 10 business days of receipt of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes

for Larry Spirgel
Assistant Director